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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46057

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **7/1/2011** (mm/dd/yy) AND ENDING **6/30/2012** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Fortrend Securities, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Level 41, 55 Collins Street
(No. and Street)

Melbourne VIC, 3000 Australia
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Forster **613 9650 8400**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200	**Walnut Creek**	**California**	**94596**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United State or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Joseph Forster**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Fortrend Securities, Inc.**, as of **June 30, 2012**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President
Title

Notary Public

CHARLES BERNARD GORE BRETT
NOTARY PUBLIC
LEVEL 1, 12 COLLINS STREET
MELBOURNE, VICTORIA
AUSTRALIA



This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORTREND SECURITIES, INC. & SUBSIDIARY
Consolidated Financial Statements for the year ended June 30, 2012 and Independent Auditor's Report

Fortrend Securities, Inc. and Subsidiary

Consolidated Financial Statements for the Year Ended June 30, 2012 and Independent Auditor's Report

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

Fortrend Securities, Inc. and Subsidiary

June 30, 2012

Table of Contents

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

To the Stockholder
Fortrend Securities, Inc. and Subsidiary
Melbourne, Victoria Australia

We have audited the accompanying consolidated statement of financial condition of Fortrend Securities, Inc. and Subsidiary, (the "Company") as of June 30, 2012, and the related consolidated statements of income (loss), changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fortrend Securities, Inc. and Subsidiary as of June 30, 2012, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. The supplementary information contained in Schedules III and IV is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

E Wintter + Associates

September 11, 2012

Fortrend Securities, Inc. and Subsidiary

Consolidated Statement of Financial Condition

June 30, 2012

Assets		
Cash and cash equivalents	$	1,277
Due from clearing brokers		110,778
Deposits with clearing brokers		200,010
Commissions receivable, net of $14,223 allowance for doubtful accounts		59,120
Due from affiliates		88,423
Total Assets	$	459,608
Liabilities and Stockholder's Equity		
Accounts payable and accrued liabilities	$	31,290
Accrued compensation and benefits		78,165
Accrued interest		1,288
Note payable		100,000
Due to affiliate		23,621
Total Liabilities		234,364
Stockholder's Equity		
Common stock (no par value; 6,000 shares authorized; 3,000 shares issued and outstanding)		55,622
Additional paid in capital		226,167
Retained earnings		(56,545)
Total Stockholder's Equity		225,244
Total Liabilities and Stockholder's Equity	$	459,608

See independent auditor's report and accompanying notes.

Fortrend Securities, Inc. and Subsidiary

Consolidated Statement of Income (Loss)

For the Year Ended June 30, 2012

Revenue		
Commission revenue	$	702,316
Investment banking fees		45,986
Interest, trading and other income		140,064
Total Revenue		888,366
Expenses		
Compensation and benefits		503,946
Office and administrative		189,548
Professional fees		126,054
Management fees		96,542
Clearing fees		93,503
Bad debt expense		66,109
Information services		44,306
Interest expense		2,082
Other operating expenses		54,436
Total Expenses		1,176,526
Net Loss	$	(288,160)

See independent auditor's report and accompanying notes.

Fortrend Securities, Inc. and Subsidiary

Consolidated Statement of Changes in Stockholder's Equity

For the Year Ended June 30, 2012

	Common Stock		Additional Paid in Capital		Retained Earnings		Total
June 30, 2011	$	55,622	$	226,167	$	231,615	$	513,404
Net loss						(288,160)		(288,160)
June 30, 2012	$	55,622	$	226,167	$	(56,545)	$	225,244

See independent auditor's report and accompanying notes.

Fortrend Securities, Inc. and Subsidiary

Consolidated Statement of Cash Flows

For the Year Ended June 30, 2012

Cash Flows from Operating Activities		
Net loss	$	(288,160)
Adjustments to reconcile net loss to net cash used by operating activities:		
Bad debt expense		66,109
(Increase) decrease in:		
Due from clearing brokers		388,750
Deposits with clearing brokers		(100,010)
Commissions receivable		5,641
Due from affiliates		(88,423)
Increase (decrease) in:		
Accounts payable and accrued liabilities		(9,636)
Accrued compensation and benefits		(41,842)
Accrued interest		1,288
Due to affiliate		(39,875)
Net Cash Used by Operating Activities		(106,158)
Cash Flows from Financing Activities		
Note payable issued		100,000
Net Cash Provided by Financing Activities		100,000
Net Decrease in Cash and Cash Equivalents		(6,158)
Cash and cash equivalents at beginning of year		7,435
Cash and Cash Equivalents at End of Year	$	1,277

Supplemental Data:

Interest paid	$	794

See independent auditor's report and accompanying notes.

Fortrend Securities, Inc. and Subsidiary

Notes to the Consolidated Financial Statements

June 30, 2012

1. Organization

Fortrend Securities, Inc. ("Securities") incorporated in Delaware on March 8, 1992 and registered as a broker-dealer in the State of California on May 18, 1992. Securities was approved for membership by the Financial Industry Regulatory Authority ("FINRA") on September 7, 1993. Securities engages primarily as a clearing conduit for the sales of U.S. securities to Australian investors through its wholly-owned Australian subsidiary, Fortrend Securities Pty. Ltd. ("Subsidiary"). Subsidiary was incorporated in 1992 and engages in the brokerage of securities in Australia. Securities and Subsidiary are herein referred to collectively as "the Company".

2. Significant Accounting Policies

Principles of Consolidation
The consolidated financial statements include the accounts of the parent company, Securities, and its wholly-owned subsidiary, Subsidiary. All significant intercompany transactions have been eliminated.

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than deposit at clearing broker, to be cash equivalents.

Accounts Receivable
Accounts receivable are carried at the invoiced or contract amounts. The allowance for doubtful accounts is based on management's estimate of the amount of probable credit losses in existing account receivable.

Security Transactions
Customer securities transactions and related commission income and expenses are recorded on a trade date basis.

Investment Banking Fees
Investment banking fees are earned from providing private placement services. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and the income is reasonably determinable.

Use of Estimates
The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Foreign Currency
Assets and liabilities denominated in Australian dollars are converted to U.S. dollars at year-end rates of exchange, while the income statement accounts are converted at average rates of exchange for the year. Foreign currency gains and losses are primarily the result of remeasuring assets and liabilities denominated in a currency other than the Company's functional currency and are included in interest trading, and other income on the accompanying consolidated statement of net income (loss).

2. Significant Accounting Policies (Continued)

Income Taxes

Securities files federal income tax returns on a stand-alone basis in the United States and Subsidiary files income tax returns on a stand-alone basis in Australia. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements utilizing currently enacted laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for changes in deferred tax liabilities and assets between years.

3. Income Taxes

The Company accounts for income taxes in accordance with generally accepted accounting principles which requires recognition of deferred tax assets or liabilities for the expected future tax consequences of events that are included in the financial statements and tax returns in different periods.

The Company's total deferred tax assets as of June 30, 2011 are as follows:

Federal	$ 263,319
Australian	163
Subtotal	263,482
Valuation Allowance	(263,482)
Net deferred taxes	$ -

Deferred tax assets and liabilities are primarily the result of federal and Australian net operating loss ("NOL") carryforwards and the differences in using the cash method of accounting for tax purposes and the accrual method for financial statement purposes. As of June 30, 2012, the Company had federal NOL carryforwards of $769,110 and Australian NOL carryforwards of $545 that may be used to offset future taxable income. Of these federal carryforwards, $79,356 expire in 2029 and $689,754 expire at various times between 2030 and 2032. A valuation allowance of $263,319 has been established for those deferred tax assets that will more likely than not be unrealized. This is a decrease of $248 from the prior year's valuation allowance. There is no current year provision for federal or state taxes. The Company is no longer subject to federal tax examinations by tax authorities for years before 2008.

4. Related Party Transaction

Painewebber Pty. Ltd. ("Painewebber"), an Australian company under common control, has an agreement with Securities whereby it charges Securities for overhead and other occupancy expenses including rent utilized by the Company's Australian operations. During the year ended June 30, 2012, Securities paid $189,548 and Subsidiary paid $234,781 for such overhead costs that are included in operations. As of June 30, 2012, $58,011 is due from Painewebber for overpayment of management fees.

At June 30, 2012, Securities owed Winter Holdings, Inc. ("Winter"), a U.S. company under common control, $23,621 for expenses paid on its behalf. During the year, Securities paid $30,412 of occupancy expenses on behalf of Crosby Investments Ltd., a foreign company under common control, which was receivable at June 30, 2012.

Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

5. Note Payable

Securities entered into a promissory note agreement with Winter in the amount of $100,000. Interest accrues at an annual rate of 5% on the outstanding principal balance and is payable in full on March 28, 2013. Accrued interest was $1,288 at June 30, 2012.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $100,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At June 30, 2012, the Company's net capital was $116,151, which exceeded the requirement by $16,151.

7. Clearing Brokers Requirements

Securities' clearing organization, Legent Clearing LLC, requires that it maintain at least $100,000 in deposits and a minimum of $100,000 of excess net capital.

On March 15, 2012, Securities entered into a clearing agreement with Raymond James & Associates, Inc. The clearing agreement requires Securities to make an initial deposit of $100,000 that may be increased to a maximum of 5% of commission earned during the most recent twelve months.

8. Foreign Operations

Operations outside the United States include a subsidiary in Australia. Foreign operations are subject to risks inherent in operating under different legal systems and various political and economic environments. Among the risks are changes in existing tax laws, possible limitations on foreign investment and income repatriation, government price or foreign exchange controls, and restrictions on currency exchange. Net assets of foreign operations are more than 17% of the Company's total net assets.

9. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis. In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations.

In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation.

The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transaction and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

10. Subsequent Events

The Company has evaluated subsequent events through September 11, 2012, the date which the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

Fortrend Securities, Inc. and Subsidiary
Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of June 30, 2012

Net Capital		
Total stockholder's equity	$	225,244
Less: Non-allowable assets		
Commissions receivable, net of allowances		14,984
Due from affiliates		88,423
Total non-allowable assets		103,407
Net capital before haircuts		121,837
Less: haircut on securities		5,686
Net Capital		116,151
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $234,364 or $100,000, whichever is greater		100,000
Excess Net Capital	$	16,151

Reconciliation with Company's Net Capital Computation (Included in Part II of Form X-17A-5 as of June 30, 2012)

Net Capital, as reported in Company's Part II of Form X-17A-5 as of June 30, 2012	$	205,445
Decrease in stockholder's equity		(102,450)
Decrease in non-allowable assets		13,156
Net Capital Per Above Computation	$	116,151

See independent auditor's report and accompanying notes.

Fortrend Securities, Inc. and Subsidiary
Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended June 30, 2012

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(ii). All customer transactions are cleared through Legent Clearing, LLC and Raymond James & Associates, Inc. or otherwise processed in accordance with Rule 15c3-1(a)(2).

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commissions

For the Year Ended June 30, 2012

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(ii).

Fortrend Securities, Inc. and Subsidiary
Schedule III

Consolidating Statements of Financial Condition

June 30, 2012

	Fortrend Securities, Inc.	Fortrend Securities Pty. Ltd.	Eliminations	Total
Assets				
Cash and cash equivalents	$ 382	$ 895	$	$ 1,277
Due from clearing brokers	110,778	-		110,778
Deposits with clearing brokers	200,010	-		200,010
Commissions receivable, net of allowance for doubtful accounts	44,136	14,984		59,120
Due from affiliates	30,412	58,011		88,423
Investment in subsidiary	(21,980)	-	21,980	-
Total Assets	$ 363,738	$ 73,890	$ 21,980	$ 459,608
Liabilities and Stockholder's Equity				
Accounts payable and accrued liabilities	$ 24,585	$ -	$	$ 24,585
Accrued compensation and benefits	-	84,870		84,870
Accrued interest	1,288	-		1,288
Note payable	100,000	-		100,000
Due to affiliate	23,621	-		23,621
Total Liabilities	149,494	84,870		234,364
Stockholder's Equity	214,244	(10,980)	21,980	225,244
Total Liabilities and Stockholder's Equity	$ 363,738	$ 73,890	$ 21,980	$ 459,608

Fortrend Securities, Inc. and Subsidiary
Schedule IV

Consolidating Statements of Income (Loss)

For the Year Ended June 30, 2012

	Fortrend Securities, Inc.	Fortrend Securities Pty. Ltd.	Eliminations	Total
Revenue				
Commission revenue	$ 702,316	$ 702,316	$ (702,316)	$ 702,316
Investment banking fees	-	45,986		45,986
Interest, trading and other income	159,977	(19,913)		140,064
Total Revenue	862,293	728,389	(702,316)	888,366
Expenses				
Compensation and benefits	-	503,946		503,946
Office and administrative	189,548	-		189,548
Professional fees	64,140	61,914		126,054
Management fees	-	96,542		96,542
Clearing fees	93,503	-		93,503
Bad debt expense	-	66,109		66,109
Information services	44,306	-		44,306
Interest expense	1,288	794		2,082
Commission expense	702,316	-	(702,316)	-
Other operating expenses	45,014	9,422		54,436
Total Expenses	1,140,115	738,727	(702,316)	1,176,526
Net Loss Before Loss on Investment in Subsidiary	$ (277,822)	$ (10,338)	$ -	$ (288,160)
Loss on investment in subsidiary	21,338		(21,338)	-
Net Loss	$ (299,160)	$ (10,338)	$ 21,338	$ (288,160)

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Stockholder
Fortrend Securities, Inc. and Subsidiary
Melbourne, Victoria Australia

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Fortrend Securities, Inc. and Subsidiary (the "Company"), as of and for the year ended June 30, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of the procedures performed in our audit of the consolidated financial statements of the Company for the year ended June 30, 2012, and this report does not affect our report thereon dated September 11, 2012.

> The Company does not accrue and reconcile receivables and payables on a monthly basis. Management intends to communicate accrual amounts to accounting, to require accounting to perform monthly reconciliations of all accruals, and to review accruals monthly.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Stockholder, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



September 11, 2012

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Stockholder
Fortrend Securities, Inc. and Subsidiary
Melbourne, Victoria Australia

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended June 30, 2012, which were agreed to by Fortrend Securities, Inc. and Subsidiary (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the revenue amounts reported on the audited Form X-17A-5 for the year ended June 30, 2012, as applicable, with the revenue amounts reported in Form SIPC-7 for the year ended June 30, 2012 noting a $5,716 difference;

3. Compared any deductions reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



September 11, 2012

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended **6/30/2012**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

046057 FINRA JUN
FORTREND SECURITIES INC
LEVEL 41, 55 COLLINS STREET
MELBOURNE AUSTRALIA 3000
AUSTRALIA

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 2206

B. Less payment made with SIPC-6 filed (**exclude interest**) ( )

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 2206

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2206

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

FORTREND SECURITIES INC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

PRESIDENT
(Title)

Dated the 24 day of August, 2012.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 7/1/2011 and ending 6/30/2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 882650
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 882650
2e. General Assessment @ .0025	$ 2206 (to page 1, line 2 A.)